[redacted]

11019788

AD 3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-20357

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post	**(201) 871-0866**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/21

OATH OR AFFIRMATION

I, Gerald Post, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpine Associates, A Limited Partnership**, as of **December 31**, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Alpine Associates Management Inc.,
General Partner of Alpine Associates
Title

Notary Public
JOAN P. ZERR
A Notary Public of New Jersey
My Commission Expires July 20, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Partners
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (the Partnership), including the condensed schedule of investments, as of December 31, 2010, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership as of December 31, 2010, and the results of its operations, the changes in partnership capital, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	239,787
Deposits with clearing organizations		1,770,079
Securities owned, at fair value (cost $1,347,760,555) (notes 3 and 4)		1,413,874,369
Receivables from brokers, dealers, and clearing organizations (notes 4 and 6)*		786,083,046
Receivables from affiliates (note 5)		148,496
Dividends and interest receivable		2,774,693
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $297,370		238,543
Other assets		78,569
Total assets	$	2,205,207,582

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at fair value (proceeds $456,776,657) (note 3)	$	529,451,930
Payables to brokers, dealers, and clearing organizations (notes 4 and 6)*		784,942,666
Payable to affiliates (notes 4 and 5)		2,205,697
Dividends and interest payable		838,547
Accounts payable, accrued expenses, and other liabilities		5,056,042
Total liabilities		1,322,494,882
Commitments and contingencies (note 10)		
Partnership capital:		
General partner		1,000
Limited partners		882,711,700
Total partnership capital (note 8)		882,712,700
Total liabilities and partnership capital	$	2,205,207,582

* Includes $231,111,777 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2010

Description	Shares	Fair value
Securities owned, at fair value (160.17%):		
Common stock (95.46%):		
Communications (5.33%)		$ 47,069,143
Consumer (10.66%)		94,080,105
Energy (15.58%)		137,491,854
Financial (7.37%)		65,050,891
Healthcare (0.20%)		1,805,500
Industrial (27.42%):		
Bucyrus International Inc. (10.13%)	1,000,000	89,400,000
Other (17.29%)		152,630,975
Total industrial		242,030,975
Manufacturing (3.54%)		31,275,000
Media and entertainment (0.37%)		3,301,500
Pharmaceutical (13.04%):		
Alcon Inc. (9.26%)	500,000	81,700,000
Other (3.78%)		33,393,180
Total pharmaceutical		115,093,180
Technology (11.95%):		
McAfee Inc. (5.77%)	1,100,000	50,941,000
Other (6.18%)		54,517,029
Total technology		105,458,029
Total common stock (cost $805,018,011)		842,656,177
Exchange traded funds (0.58%):		
Manufacturing (0.58%)		5,118,750
Total exchange traded funds (cost $5,038,718)		5,118,750
Preferred stock (3.03%):		
Energy (0.68%)		5,987,205
Industrial (2.11%)		18,662,395
Technology (0.24%)		2,136,036
Total preferred stock (cost $20,184,970)		26,785,636

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2010

Description	Shares	Fair value
Convertible bonds (50.20%):		
Communications (2.75%)		$ 24,282,031
Consumer (12.35%)		109,040,781
Energy (2.62%)		23,109,705
Financial (3.01%)		26,533,364
Healthcare (1.60%)		14,129,763
Industrial (10.85%)		95,731,061
Manufacturing (3.39%)		29,912,153
Media and entertainment (2.36%)		20,831,024
Pharmaceutical (6.25%)		55,206,486
Technology (5.02%)		44,314,981
Total convertible bonds (cost $385,186,780)		443,091,349
Options (0.01%):		
Consumer (0.00%)		8,270
Pharmaceutical (0.01%)		98,980
Total options (cost $141,007)		107,250
Other securities (1.72%):		
Energy (0.83%)		7,286,640
Financial (0.00%)		5,560
Manufacturing (0.88%)		7,770,801
Other (0.01%)		67,431
Total other securities (cost $20,676,929)		15,130,432
Distressed bonds (3.35%):		
Communications (1.52%)		13,422,410
Consumer (0.37%)		3,248,518
Energy (0.56%)		4,962,500
Internet (0.65%)		5,686,290
Other (0.25%)		2,217,600
Total distressed bonds (cost $40,017,179)		29,537,318
Debt securities (5.78%):		
Consumer (0.66%)		5,833,333
Communications (0.46%)		4,036,788
Consumer (0.36%)		3,179,024
Industrial (0.52%)		4,550,001
Manufacturing (1.27%)		11,245,488
Technology (1.28%)		11,274,883
Other (1.23%)		10,874,874
Total debt securities (cost $68,783,632)		50,994,391
Privately held securities (0.05%):		
Financial (0.00%)		9,328
Internet (0.03%)		266,693
Technology (0.02%)		177,045
Total privately held securities (cost $2,713,329)		453,066
Total securities owned, at fair value (cost $1,347,760,555)		$ 1,413,874,369

Description	Investment in securities owned, at fair value	Percentage of investments in securities, owned, at fair value
Country composition:		
United States	$ 1,139,422,739	80.59%
Canada	81,995,628	5.80
Switzerland	81,798,980	5.79
Ireland	35,384,731	2.50
Australia	31,235,241	2.21
Netherlands	13,497,778	0.95
Channel Islands	7,286,640	0.52
Great Britain	6,629,917	0.47
Bermuda	4,144,000	0.29
Russia	4,000,910	0.28
Germany	3,739,925	0.26
Singapore	2,663,892	0.19
British Virgin Islands	2,073,988	0.15
	$ 1,413,874,369	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2010

Description	Shares	Fair value
Securities sold, not yet purchased, at fair value (59.98%):		
Common stock (58.58%):		
Communications (4.72%)		$ 41,680,426
Consumer (15.70%)		138,548,101
Energy (3.92%)		34,592,482
Financial (3.35%)		29,552,294
Healthcare (1.29%)		11,352,168
Industrial (10.53%)		92,981,787
Manufacturing (2.63%)		23,281,378
Media and entertainment (1.86%)		16,380,529
Pharmaceutical (5.88%)		51,865,639
Technology (4.59%)		40,541,884
Utilities (4.11%)		36,282,302
Total common stock (proceeds $445,564,394)		517,058,990
Exchange traded funds (1.11%):		
Other (1.11%)		9,835,200
Total exchange traded funds (proceeds $8,609,791)		9,835,200
Convertible bonds (0.24%):		
Communications (0.24%)		2,160,000
Total convertible bonds (proceeds $2,225,000)		2,160,000
Options (0.05%):		
Consumer (0.00%)		240
Financial (0.05%)		397,500
Total options (proceeds $377,472)		397,740
Total securities sold, not yet purchased, at fair value (proceeds $456,776,657)		$ 529,451,930

Description	Securities sold, not yet purchased, at fair value	Percentage of securities sold, not yet purchased, at fair value
Country composition:		
United States	$ 455,203,442	85.98%
Ireland	34,967,009	6.60
Canada	33,264,056	6.28
Switzerland	4,421,250	0.84
Spain	1,596,173	0.30
	$ 529,451,930	100.00%

	Fair value
Total return equity swaps (0.41%):	
Unrealized appreciation on total return equity swaps *	$ 3,583,637

Description	Notional amount of total return equity swaps	Percentage of notional amount of total return equity swaps
Country composition:		
Australia	$ 62,983,245	43.76%
Canada	32,065,166	22.28
Great Britain	13,704,676	9.52
Netherlands	13,004,660	9.03
Bermuda	10,080,761	7.00
South Africa	6,347,099	4.41
New Zealand	3,255,451	2.26
Singapore	2,503,984	1.74
	$ 143,945,042	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2010

Description		Fair value
Index credit default swaps (0.01%): Unrealized depreciation on index credit default swaps *		$ (61,260)

Description	Notional amount of index credit default swaps	Percentage of notional amount of index credit default swaps
Country composition: United States	$ 2,000,000	100.00%

Description		Fair value
Futures (0.10%): Unrealized depreciation on total futures *		$ 867,717

Description	Notional amount of total futures	Percentage of notional amount of futures
Country composition: United States	$ 140,962,500	100.00%

* Unrealized appreciation and depreciation on total return equity swaps, index credit default swaps and futures are recorded within receivables from brokers, dealers, and clearing organizations and payables to brokers, dealers and clearing organizations, respectively (note 4).

Description	Shares	Fair value
Shorts against the box – held long (75.60%):		
Common stock (75.60%):		
Communications (2.85%)		$ 25,192,206
Energy (3.66%)		32,243,820
Healthcare (7.83%):		
Covidien PLC (7.83%)	1,514,362	69,145,769
Industrial (12.47%):		
Tyco International Ltd. (7.29%)	1,651,862	64,309,161
Newmont Mining Corp. (5.18%)	893,900	45,697,777
Total industrial		110,006,938
Internet (6.24%):		
Symantec Corp. (5.32%)		46,962,396
Other (0.92%)		8,135,629
Total internet		55,098,025
Manufacturing (7.52%):		
Tyco Electronics Ltd. (6.22%)	1,551,862	54,935,915
Other (1.30%)		11,464,308
Total manufacturing		66,400,223
Media and entertainment (9.44%):		
Comcast Corp. (9.44%)	3,791,575	83,300,903
Pharmaceutical (24.42%):		
AmerisourceBergen Inc. (24.42%)	6,518,648	215,592,270
Technology (1.17%)		10,371,543
Total common stock (cost $426,336,033)		667,351,697
Total shorts against the box – held long (cost $426,336,033)		$ 667,351,697

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2010

Description	Shares	Fair value
Shorts against the box – held short (75.60%):		
Common stock (75.60%):		
Communications (2.85%)		$ 25,192,206
Energy (3.66%)		32,243,820
Healthcare (7.83%):		
Covidien PLC (7.83%)	1,514,362	69,145,769
Industrial (12.47%):		
Tyco International Ltd. (7.29%)	1,651,862	64,309,161
Newmont Mining Corp. (5.18%)	893,900	45,697,777
Total industrial		110,006,938
Internet (6.24%):		
Symantec Corp. (5.32%)		46,962,396
Other (0.92%)		8,135,629
Total internet		55,098,025
Manufacturing (7.52%):		
Tyco Electronics Ltd. (6.22%)	1,551,862	54,935,915
Other (1.30%)		11,464,308
Total manufacturing		66,400,223
Media and entertainment (9.44%):		
Comcast Corp. (9.44%)	3,791,575	83,300,903
Pharmaceutical (24.42%):		
AmerisourceBergen Inc. (24.42%)	6,518,648	215,592,270
Technology (1.17%)		10,371,543
Total common stock ($809,285,391)		667,351,697
Total shorts against the box – held short (proceeds $809,285,391)		$ 667,351,697

Unless otherwise noted, investment percentages are based upon percentage of total partnership capital.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2010

Revenues:	
Interest earned from borrowed securities	$ 1,256,267
Trading and arbitrage gains	72,707,606
Dividend income	16,853,193
Interest income	18,885,779
Total revenues	109,702,845
Expenses:	
Interest incurred on loaned securities	2,284,137
Advisory fee (note 5)	25,801,392
Operating expenses (note 5)	6,695,774
Interest expense (note 5)	7,298,393
Dividends on securities sold short	9,780,568
Commissions and clearing costs	5,261,047
Legal fees and other professional services	843,879
Compensation of the general partner (note 5)	50,000
Total expenses	58,015,190
Net income	$ 51,687,655

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Changes in Partnership Capital

Year ended December 31, 2010

		General partner	Limited partners	Total
Balance as of December 31, 2009	$	1,000	1,156,128,399	1,156,129,399
Capital contributions		—	23,697,673	23,697,673
Capital withdrawals		—	(348,802,027)	(348,802,027)
Net income		—	51,687,655	51,687,655
Balance as of December 31, 2010	$	1,000	882,711,700	882,712,700

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	51,687,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		82,801
(Increase) decrease in operating assets:		
Deposits with clearing organizations		(480,259)
Securities owned, at fair value		85,568,620
Receivables from brokers, dealers, and clearing organizations		265,273,065
Receivables from affiliates		(51,027)
Dividends and interest receivable		2,048,446
Other assets		47,623
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased, at fair value		(119,626,347)
Payables to brokers, dealers, and clearing organizations		22,265,349
Payable to affiliates		(106,257)
Dividends and interest payable		(487,657)
Accounts payable, accrued expenses, and other liabilities		4,704,358
Net cash provided by operating activities		310,926,370
Cash flows from investing activities:		
Purchase of furniture, fixtures, and equipment		(92,446)
Net cash used in investing activities		(92,446)
Cash flows from financing activities:		
Capital contributions		23,697,673
Capital withdrawals		(348,802,028)
Net cash used in financing activities		(325,104,355)
Net decrease in cash and cash equivalents		(14,270,431)
Cash and cash equivalents as of beginning of year		14,510,218
Cash and cash equivalents as of end of year	$	239,787
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	9,383,238

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Associates, A Limited Partnership, (Alpine or the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Alpine Associates Management Inc.) is a corporation whose sole shareholder is also a limited partner.

Alpine trades equity securities, convertible debt, options, swaps, futures contracts, and other financial instruments for its own account. These trading activities are primarily related to merger arbitrage.

Alpine is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement) are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Security Valuations

Exchange-traded equity securities and futures are valued at the last sales price on the principal exchange on which the security is traded. If there is no trading volume for a particular valuation day, the last bid price is used. For equity securities traded in the over-the-counter market, the security is valued at the last sale price, or if no sale, at the latest bid price available. Debt securities and index credit default swaps are valued on the basis of prices obtained from an independent pricing source or broker quotes. The pricing source may utilize various pricing methodologies that incorporate both models (which consider factors such as yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, prepayment speeds and trading characteristics) and dealer-supplied valuations to derive a valuation. Investments (including certain private equity and distressed debt investments) which are not readily marketable are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which Alpine has a corresponding equity securities-owned position. Exchange-traded total return equity swaps are valued based on the last sales price of the reference security on the principal exchange on which the reference security is traded.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) ***Security Transactions***

Security transactions are recorded on a trade-date basis. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation reflects the change in investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Interest income is recorded on an accrual basis to the extent that Alpine expects to collect such amounts. For loans and debt investments with contractual paid-in-kind (PIK) interest, which represents interest accrued and added to the loan balance that generally becomes due at maturity, Alpine will generally not accrue PIK interest when the portfolio company valuation indicates that such PIK interest is not collectable. Alpine does not accrue as a receivable interest on loans and debt investments if it has reason to doubt its ability to collect such interest. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that Alpine expects to collect such amounts.

(c) ***Depreciation***

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years.

(d) ***Foreign Currency Translation***

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(e) ***Cash Equivalents***

Alpine considers demand deposits and short-term fixed income highly liquid investments with original maturities of three months or less to be cash equivalents.

(f) ***Trading and Arbitrage Gains***

Trading and arbitrage gains include both net realized and unrealized gains and losses on securities owned and securities sold.

(g) ***Preparation of Financial Statements***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board released ASU 2010-06, amending ASC Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall.* This requires that all significant transfers between Level 1 and Level 2 securities shall be disclosed, along with the reasons for those transfers. Significant transfers into each level shall be disclosed separately from transfers out of each level. Alpine did not have any transfers between Level 1 and Level 2 securities during 2010.

(3) Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Partnership's assets and liabilities as of December 31, 2010:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned, at fair value:				
Common stock	$ 841,006,177	1,650,000	—	842,656,177
Exchange traded funds	5,118,750	—	—	5,118,750
Preferred stock	26,785,636	—	—	26,785,636
Convertible bonds	—	443,091,349	—	443,091,349
Options	—	107,250	—	107,250
Other securities	—	15,130,432	—	15,130,432
Distressed bonds	—	29,537,318	—	29,537,318
Debt securities	—	39,847,533	11,146,858	50,994,391
Privately held investments	—	453,066	—	453,066
Total securities owned, at fair value	872,910,563	529,816,948	11,146,858	1,413,874,369
Index credit default swaps	—	61,260	—	61,260
Total return equity swaps	—	3,583,637	—	3,583,637
Total	$ 872,910,563	533,461,845	11,146,858	1,417,519,266
Securities sold, not yet purchased, at fair value:				
Common stock	$ 517,058,990	—	—	517,058,990
Exchange traded funds	9,835,200	—	—	9,835,200
Convertible bonds	—	2,160,000	—	2,160,000
Options	—	397,740	—	397,740
Total securities sold, not yet purchased, at fair value	526,894,190	2,557,740	—	529,451,930
Equity futures	867,717	—	—	867,717
Participation agreement	—	—	120,512	120,512
Total	$ 527,761,907	2,557,740	120,512	530,440,159

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Balance at January 1, 2010	Realized and unrealized gains (losses)	Net purchases, sales, and settlements	Transfers in and/or (out) of Level 3	Balance at December 31, 2010
Other securities	$	13,798,875	(2,841,435)	—	(10,957,440)	—
Distressed bonds		7,655,140	(4,406,622)	—	(3,248,518)	—
Debt securities		19,013,987	3,963,525	(5,909,292)	(5,921,362)	11,146,858
Privately held investments		1,136,701	(1,183,635)	500,000	(453,066)	—
Total	$	41,604,703	(4,468,167)	(5,409,292)	(20,580,386)	11,146,858

During the year, distressed debt markets yielded greater trade volume and broker price quotes were obtained for investments which were categorized as Level 3 in the prior year. Many of the Level 3 securities held from the prior year now have a public market on which they could be readily bought or sold. As a result there were numerous investments which transferred out of Level 3 into Level 2 during the year.

Realized and unrealized gains and losses are included in trading and arbitrage losses in the statement of income. The change in unrealized losses for the year ended December 31, 2010 for investments still held at December 31, 2010 of $184,000 is reflected in trading and arbitrage gains in the statement of income.

The Partnership holds debt securities for which limited or no observable market data is available. Fair value measurements for these instruments fall within Level 3 of the fair value hierarchy of ASC 820, *Fair Value Measurements*. These fair value measurements are based primarily upon management's own estimates and are often calculated based on management's current pricing policy, the current economic and competitive environment, the characteristics of the instrument, credit, interest, and currency rate risks, and other such factors. Therefore, the results cannot be determined with precision, cannot be substantiated by comparison to prices quoted in active markets, and may not be realized in a current sale or immediate settlement of the asset or liability. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks, and estimates of future cash flows, could significantly affect the fair value measurement amounts.

(4) Derivatives

Alpine enters into exchange-traded equity futures and equity option positions to hedge its trading and arbitrage positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate fluctuations and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging, including total return equity swaps and index credit default swaps. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income.

The following table summarizes the fair values of derivative instruments and volume of derivative activity, categorized by primary underlying risk, as well as their location within the statement of financial condition at December 31, 2010.

	Assets			Liabilities		
Primary underlying risk	**Notional amount**	**Statement of financial condition location**	**Fair value**	**Notional amount**	**Statement of financial condition location**	**Fair value**
Price risk:						
Total return equity swaps	$ 120,996,697	Receivables from brokers, dealers, and clearing organizations	$ 4,003,695	$ 22,948,346	Payables to brokers, dealers and clearing organizations	$ 420,058
Equity options	2,388,200	Securities owned, at fair value	—	31,565,608	Securities sold, not yet purchased at fair value	290,490
Participation agreement	—		—	74,078,682	Payable to affiliates	120,512
Index credit default swap	—		—	2,000,000	Payables to brokers, dealers, and clearing organizations	61,260
Equity futures	—		—	140,962,500	Payables to brokers, dealers, and clearing organizations	867,717

The above volume of derivatives activity is representative of the volume of derivatives activity throughout the year ended December 31, 2010. No cash or securities were pledged by Alpine as collateral for derivative contracts outstanding at December 31, 2010, as all derivative contracts were through Prime Broker accounts.

(Continued)

The following table identifies the net gain and loss amounts recognized in income from derivative instruments, categorized by primary underlying risk. All gains and losses are recorded in trading and arbitrage gains in the statement of income:

Primary underlying risk		Realized and change in unrealized gains and losses on derivatives
Price risk:		
Total return equity swaps	$	4,676,499
Index credit default swaps		(61,260)
Commodity futures		4,655,013
Equity futures		1,049,595
Equity options		(5,115,740)
Participation agreement		(90,166)
Currency risk:		
U.S. dollar futures		(896,842)
	$	4,217,099

(5) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The Partnership Agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and a company that is owned by the spouse of the sole shareholder of Alpine's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for Alpine in return for an advisory fee. The trading advisor is also engaged as a trading advisor for eight other entities in a business similar to Alpine's. Similar trading strategies are employed by the trading advisor for the eight other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of Alpine's average capital balance during such month.

Pursuant to agreements between Alpine and five of the eight other entities engaged in a business similar to that of Alpine (the Agreements), Alpine will share with the five other entities all realized and unrealized gains and losses derived from the distressed securities held by one of such entities and Alpine in order to permit Alpine and other such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of participation in respect to such distressed securities investments shall monthly, receive from, or pay to, as appropriate, Alpine, an amount equal to any profit or loss attributable to such investments. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to Alpine an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current 30-day LIBOR rate applied to Alpine's pro rata allocation of the underlying distressed securities and futures portfolio.

Pursuant to swap agreements between Alpine and six of the eight other entities engaged in a business similar to that of Alpine (the Swap Agreements), Alpine will enter into total return swap agreements with the six other entities in order to permit such entities to participate in futures contracts on a fractional basis.

In accordance with the Swap Agreements, the entities will also pay monthly interest to Alpine. Interest payments are based upon the current 30-day LIBOR rate applied to the cost of contract deposits of the Swap Agreements.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the administrative affiliate) provides various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space, to Alpine. Alpine shares services provided by the administrative affiliate with nine other entities engaged in a business similar to Alpine's. During 2010, total administrative fees were $3,501,579, which are included in operating expenses in the statement of income.

The amounts payable to and due from affiliates as of December 31, 2010 are as follows:

Due from:		
Alpine Heritage, L.P.	$	139,206
Alpine Associates Offshore Fund II Ltd.		4,172
Alpine Associates Offshore Fund Ltd.		3,029
Alpine Institutional, L.P.		2,089
	$	148,496
Due to:		
Alpine Associates Advisors	$	1,247,364
Alpine Associates Services Inc.		666,360
Alpine Partners, L.P.		191,236
Alpine Associates II, L.P.		76,572
Palisades Partners, L.P.		19,998
Alpine Associates Management Inc.		4,167
	$	2,205,697

(Continued)

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2010, receivables from and payables to brokers, dealers, and clearing organizations included approximately $768.0 million, including $2.3 million from Alpine Partners, L.P., of securities borrowed, and approximately $327.8 million, including $14.3 million to Alpine Partners, L.P., of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Alpine monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2010, Alpine has received securities with a fair value of approximately $741.1 million, including $2.8 million from Alpine Partners, L.P., related to its securities borrowed transactions. As of December 31, 2010, Alpine has pledged securities with a fair value of approximately $316.2 million, including $16.0 million to Alpine Partners, L.P., related to its securities loaned transactions. Alpine continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(7) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the fair value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure. In addition to the securities borrowed and securities loaned transactions discussed in note 6, Alpine also pledged or received noncash collateral related to other securities borrowed or securities loaned transactions, respectively. As of December 31, 2010, Alpine has pledged securities of $146.4 million related to securities borrowed transactions and has received securities of $146.6 million related to securities loaned transactions.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Credit default swaps may involve greater risks than if the Partnership had invested in the reference obligation directly. Credit default swaps are subject to general market liquidity, counterparty and credit risk. If Alpine is a buyer and no credit event occurs, it will lose its investment. However, if the Partnership is a seller and a credit event occurs, the value of the referenced obligation received by Alpine coupled with the periodic payments previously received may be less than the Maximum Payout Amount it pays to the buyer, resulting in a loss to Alpine.

(8) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2010, Alpine's net

(Continued)

capital was $500,052,289, which was $499,802,289 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Credit Suisse LLC and Deutsche Bank AG (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(9) Income Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

ASC 740, *Accounting for Uncertainty in Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Alpine is required to evaluate the tax positions taken or expected to be taken in the course of preparing their tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority. Based on Alpine's analysis, there were no tax positions identified which did not meet the "more-likely than-not" standard as of the year ended December 31, 2010. However, those conclusions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

The major jurisdictions of the Partnership and the earliest tax year subject to examination are as follows:

United States	2007

(10) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(11) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2010 were as follows:

Total return	5.00%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from this return based on the timing of capital transactions.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Notes to Financial Statements

December 31, 2010

The following table presents net investment loss and operating expenses to average partnership capital ratios for the year ended December 31, 2010:

Net investment loss	(2.11)%
Operating expenses	5.59

The net investment loss and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment income is calculated based on interest earned from borrowed securities, dividends and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment income and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2010

Computation of net capital:		
Total partners' capital:	$	882,712,700
Other additions and/or allowable credits		317,700
Deduction and/or charges:		
Nonallowable assets		(96,568,040)
Commodity futures contracts and spot commodities proprietary capital charges		(18,984,375)
Other		(56,273)
		(115,608,688)
Net capital before haircut on firm securities		767,421,712
Haircuts on firm securities		267,369,423
Net capital		500,052,289
Computation of alternative net capital requirements:		
Minimum net capital requirement		250,000
Excess net capital	$	499,802,289
Net capital in excess of 5% of aggregate debit items or 120% of the minimum net capital requirement	$	499,752,289

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 25, 2011 with the Financial Industry Regulatory Authority.

See accompanying report of independent registered public accounting firm.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Schedule of Nonallowable Assets

December 31, 2010

Description		Amount
Securities owned, not readily marketable, at fair value	$	96,102,432
Receivables from affiliates		148,496
Furniture, fixtures, and equipment, net		238,543
Other assets		78,569
Total nonallowable assets	$	96,568,040

See accompanying report of independent registered public accounting firm.

Part IIA of Form X-17 A-5, submitted by the Partnership on January 25, 2011, includes $96,568,040 of total nonallowable assets as of December 31, 2010. The total balance consists of approximately $15 million of other securities, $30 million of distressed bonds, and $51 million of debt securities.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2010

		Amount
Credit balances:		
Free Credit balance and other credit balance in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers.		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		—
Total credits	$	—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Market value of stock dividends, stock splits and similar distributions		—
Other		—
Aggregate debit items		—
Less 3% (for alternative method only)		—
Total 15c3-3 debits	$	—

Note: There are no differences between this computation and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 as of January 25, 2011.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements of Alpine Associates, A Limited Partnership, (the Partnership) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnerships including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requires by Rule 15c3-3.

Management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

KPMG

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Financial Statements and Schedules

December 31, 2010

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2010

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Partners
Alpine Associates, A Limited Partnership:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Alpine Associates, A Limited Partnership (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the audited Form X-17 A-5 for the year ended December 31, 2010, with the amount reported on Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than the Specified Parties.

KPMG LLP

February 25, 2011